UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*


                            Moore Corporation Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   615785102
                         -----------------------------
                                 (CUSIP Number)


                                Mark A. Angelson
                           Chancery Lane Capital, LLC
                         3 East 54th Street, Suite 1700
                               New York, NY 10022
                                 (212) 521-1600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 28, 2001
              -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  2    of  13     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Chancery Lane/GSC Investors L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                   -0-
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                             -0-
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------

                               Page 2 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  3    of  13     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            MIC Investors, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                   -0-
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                             -0-
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

                               Page 3 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  4    of  13     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CLGI, Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                  -0-
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                   -0-
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                    -0-
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                             -0-
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

                               Page 4 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.  615785102                                 Page  5    of  13     Pages
         ---------------                                 ------    -------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mark A. Angelson
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

            OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF                312,537
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                 -0-
    EACH       -----------------------------------------------------------------
  REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON                  312,537
    WITH       -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                           -0-
               -----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            312,537
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions)                                     [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

                               Page 5 of 13 Pages

         This schedule is an amendment (this "Amendment") to the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2001 (the "Original Schedule 13D") by Chancery Lane/GSC Investors L.P. (the "Partnership"), CLGI, Inc. ("CLGI") and R. Theodore Ammon ("Mr. Ammon") relating to the Common Shares, no par value (the "Common Shares"), of Moore Corporation Limited, a corporation organized under the laws of Ontario, Canada (the "Issuer"), issuable upon conversion of the 8.70% Subordinated Convertible Debenture of the Issuer (the "Debentures") directly owned by Chancery Lane/GSC Investors L.P. (the "Partnership"). This amendment is the final statement of the reporting persons because none of the reporting persons has retained a beneficial interest in five percent or more of the securities of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Original Schedule 13D is amended by adding the following at the end thereof:

         This statement also relates to 1,650,000 Common Shares (the "Conversion Inducement Shares"), which were issued by the Issuer to the Class A Limited Partners listed below in exchange for 1,650,000 shares of Series A Preferred
Stock, no par value (the "Preferred Shares"), which were issued by Moore Holdings U.S.A. Inc. ("Subco"), a wholly owned subsidiary of the Issuer, to the Partnership pursuant to the Conversion Inducement Agreement dated December 28, 2001 between Issuer and the Partnership (the "Conversion Inducement Agreement"), as described below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Original Schedule 13D is amended by deleting it entirely and replacing it with the following:

         This statement is filed jointly by the Partnership, CLGI, MIC Investors, Inc. ("MIC Investors") and Mark A. Angelson ("Mr. Angelson") (together the "Reporting Persons"). R. Theodore Ammon, who was a reporting person in the Original Schedule 13D, passed away in October 2001. The Partnership is a limited partnership organized under the laws of the State of Delaware. CLGI is a Delaware corporation and was originally the sole general partner of the Partnership. Because of the death of Mr. Ammon, who was the sole shareholder of CLGI, the limited partners exercised their right under the Partnership's limited partnership agreement to remove CLGI as the Partnership's general partner and in November 2001 designated MIC Investors as the new general partner of the Partnership. MIC Investors, the sole general partner of the Partnership, is a corporation incorporated under the laws of the State of Delaware. The principal business of the Partnership is investment in the Debentures. The principal business of MIC Investors is to serve as the general partner of the Partnership. The principal business address and principal office of the Partnership and MIC Investors is 3 East 54th Street, Suite 1700, New York, NY 10022.

                               Page 6 of 13 Pages

Mr. Angelson is the sole shareholder of MIC Investors. His business address is the same as that of MIC Investors. Mr. Angelson is a private investor and is a United States citizen.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Prior to the transactions described in this Amendment, the partners of the Partnership were as follows:

        General Partner
        ---------------
        MIC Investors, Inc.

        Class A Limited Partners ("Class A Limited Partners" or the "GSC Investors")
        ------------------------------------------------------------------------
        Greenwich  Street  Capital  Partners II, L.P.
        GSCP Offshore Fund, L.P.
        Greenwich Fund, L.P.
        Greenwich Street Employees Fund, L.P.
        TRV Executive Fund, L.P.

        Class B Limited Partners ("Class B Limited Partners")
        -----------------------------------------------------
        Chancery Lane MIC, L.P.
        Greenwich Street Capital Partners II, L.P.
        GSCP Offshore Fund, L.P.
        Greenwich Fund, L.P.
        Greenwich Street Employees Fund, L.P.
        TRV Executive Fund, L.P.
        BTIP/Berenson Minella
        DB Capital Investors, L.P.
        Mark Alan Angelson 1997 Trust
        Roger Altman
        Austin Beutner
        Robert Burton
        James E. Lillie
        Robert B. Lewis
        Thomas Quinlan, III
        Mark Hiltwein
        Robert Burton, Jr.
        Michael Burton
        CLGI, Inc.

                               Page 7 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is amended by adding the following at the end thereof:

         Also, on December 28, 2001, pursuant to the Conversion Inducement Agreement, the Partnership received 1,650,000 Preferred Shares, together with certain contingent rights of the Partnership to receive cash from the Issuer on December 31, 2002 and 2003, which contingent rights may be satisfied at the
Issuer's option by the issuance of certain additional Common Shares or additional Preferred Shares (the "Contingent Consideration"). The Preferred Shares and the right to receive the Contingent Consideration were acquired by the Partnership as an inducement for the Partnership's agreement to distribute and convert the Debentures. The Preferred Shares and the Contingent Consideration were assigned to the Class A Limited Partners, as described below. The Conversion Inducement Agreement is filed herewith as Exhibit 99.9.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is amended by adding the following at the end thereof:

         Pursuant to the Debenture Purchase Agreement, the Issuer originally caused Mr. Ammon to be appointed as a member of the Board of Directors of the Issuer. Following Mr. Ammon's death, the Issuer caused Mr. Angelson to be appointed as of November 5, 2001 as a member of the Board of Directors of the Issuer in Mr. Ammon's place for the current term of the Issuer's Board of Directors. In connection with the transactions that were consummated on December 28, 2001 and pursuant to the Director Designation Agreement dated as of December 28, 2001 by and among the Partnership, Greenwich Street Capital Partners II, L.P. and MIC Investors (the "Director Designation Agreement"), the Partnership assigned to Greenwich Street Capital Partners II, L.P. the rights of the Partnership to designate one or two persons to the Board of Directors of the Issuer under the Debenture Purchase Agreement and set forth their agreement with respect to the designation of such persons. Mr. Angelson, the sole shareholder of the Partnership's General Partner, and Mr. Eckert currently serve as directors of the Issuer. The Director Designation Agreement is filed herewith as
Exhibit 99.12.

         As a director of the Issuer, Mr. Angelson will participate in meetings of the Board of Directors of the Issuer and in the course of such participation may from time to time participate in matters to develop or suggest plans or proposals which relate to or would result in any of the actions or transactions enumerated in Item 4, clauses (a) - (j), of Schedule 13D.

         The purpose of the  transactions  consummated  on December 28, 2001 was
(1) to distribute certain Debentures to certain of the Partnership's limited partners that agreed to convert those Debentures into Common Shares pursuant to the Second Amendment to

                               Page 8 of 13 Pages

Partnership Agreement and Conversion Agreement dated as of December 28, 2001 (the "Partnership Amendment") by and among MIC Investors, the Class A Limited Partners and certain other limited partners of the Partnership holding a majority-in-interest of the Class B limited partnership interests of the Partnership and (2) to convert the remaining Debentures into Common Shares and distribute those Common Shares to the remaining limited partners of the Partnership in liquidation of the Partnership, as described below. All Debentures were converted pursuant to the transactions described below at a rate of $3.25 principal amount of Debentures per Common Share.

         Pursuant to their rights under the Partnership Amendment, the Partnership distributed $9,000,000 principal amount of the Debentures to each of BTIP/Berenson Minella and DB Capital Investors, L.P. in respect of all of their Class B limited partnership interests in the Partnership. As they agreed in the Partnership Amendment, each of BTIP/Berenson Minella and DB Capital Investors, L.P. immediately converted all their Debentures into Common Shares.

         Pursuant to the Conversion Inducement Agreement, the Preferred Shares were issued to the Partnership in exchange for a covenant by the Partnership (or its assignee) to exchange the Preferred Shares for 1,650,000 Common Shares, and the Issuer covenanted to deliver the Contingent Consideration to the Partnership. Immediately after the exchange, and as required by the Conversion Inducement Agreement and the Partnership Amendment, the Preferred Shares were distributed to the Class A Limited Partners. The Class A Limited Partners immediately exchanged all of those Preferred Shares with the Issuer for an equal number of Common Shares representing the Conversion Inducement Shares.

         Pursuant to their rights under the Partnership Amendment, the Partnership distributed $37,200,000 principal amount of the Debentures to the GSC Investors in respect of the Class A and Class B limited partnership interests in the Partnership. Greenwich Street Capital Partners II, L.P. immediately deposited certain of its Debentures into an escrow fund and the retained and escrowed Debentures were converted into Common Shares.

         Following these transactions, the Partnership retained Debentures in the principal amount of $15,300,000, which the Partnership converted into 4,707,695 Common Shares. The Partnership then distributed these Common Shares to its remaining limited partners in liquidation. Chancery Lane MIC, L.P., a limited partner of the Partnership, further distributed its Common Shares to its limited partners pursuant to its limited partnership agreement.

         Other than as set forth in this Item 4 and in Items 5 and 6 of the Original Schedule 13D and this Amendment, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions enumerated in Item 4, clauses (a) through (j), of Schedule 13D.

                               Page 9 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is amended by adding the following at the end thereof:

         Following the transactions on December 28, 2001, the Partnership, CLGI and MIC Investors do not beneficially own any securities of the Issuer. Upon consummation of the transactions on December 28, 2001, Mr. Ammon's estate acquired beneficial ownership of 2,406,595 Common Shares representing 2.2% of the Common Shares outstanding as of December 28, 2001. Mr. Angelson beneficially owns 223,160 Common Shares representing 0.2% of the Common Shares outstanding as of December 28, 2001 and may be deemed to beneficially own an additional 83,077 Common Shares representing 0.1% of the Common Shares outstanding as of December 28, 2001, held by the Mark Alan Angelson 1997 Trust, of which Mr. Angelson is the trustee. Also, Mr. Angelson's compensation as Non-Executive Chairman of the Board of Directors of the Issuer through December 31, 2001 was comprised of options to purchase Common Shares ("Options") as well as deferred share units ("DSUs"). Mr. Angelson currently owns fully-vested, immediatedly exercisable Options to purchase 6,300 Common Shares representing less than 0.1% of the Common Shares outstanding as of December 28, 2001. The DSUs entitle Mr. Angelson to a deferred cash payment from the Issuer equal to the value of the number of Common Shares represented by the DSUs, and do not give Mr. Angelson voting rights or dispositive powers with respect to any Common Shares or the right to receive any Common Shares. Mr. Angelson currently owns 3,219 DSUs. None of the Reporting Persons has a beneficial interest in five percent or more of any of the Issuer's securities.

         The only transactions by the Reporting Persons in the Common Shares were those transactions described in the Original Schedule 13D and in this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Schedule 13D is amended by adding the following at the end thereof:

         The Consent and Amendment, dated as of November 14, 2001 among MIC Investors and certain limited partners of the Partnership removing CLGI and designating MIC Investors as the new general partner of the Partnership and making certain amendments to the Limited Partnership Agreement of the Partnership. The Consent and Amendment is filed herewith as Exhibit 99.8.

         The Conversion Inducement Agreement under which the Partnership agrees to convert the Debentures prior to the time it would have otherwise done so in exchange for the Preferred Shares (exchangeable into Conversion Inducement Shares) and Contingent Consideration. The Contingent Consideration consists of the following. The Issuer is obligated to make a cash payment on December 31, 2002 if the weighted average of the 20 consecutive trading-day prices per share of the Common Shares on the New York Stock Exchange (the "20-day Weighted Average") ending on the last trading day prior to such date is less than $8.00 per share. The amount payable, if any, would be the difference between $14 million and the value at December 31, 2002 (determined based on the 20-day Weighted Average ending on the last trading day prior to such date) of the Conversion Inducement Shares issued in consideration for the Preferred Shares; provided, however, the maximum amount payable by the Issuer may not exceed the value of 3,000,000 Common Shares of the Issuer at such date (determined based on the 20-day Weighted Average ending on the last trading day prior to December 31,
2002). In addition, the Issuer is obligated to make another cash payment on December 31, 2003 if the 20-day Weighted Average ending on the last

                               Page 10 of 13 Pages
trading day prior to such date is less than $10.83 per share. The amount payable, if any, would be the lesser of $9 million (as reduced for certain profits received from the sale of the Conversion Inducement Shares and any additional Common Shares that may be received instead of the cash payment on December 31, 2002) and the value of 6,000,000 Common Shares of the Issuer at such date (determined based on the 20-day Weighted Average ending on the last trading day prior to December 31, 2003). At the option of the Issuer, any such payments may be made in Common Shares or Preferred Shares, which would be exchanged with the Issuer for Common Shares after issuance, subject to obtaining certain required regulatory approvals. The Conversion Inducement Agreement is filed herewith as Exhibit 99.9.

         The Partnership Amendment which, among other things, provides for the distribution of the Debentures and Common Shares, as applicable, to the limited partners in exchange for their partnership interests, provides for the conversion of the Debentures, provides for the dissolution of the Partnership, assigns the Conversion Inducement Agreement to the Class A Limited Partners, assigns the rights of the Partnership under the Registration Rights Agreement, dated as of December 21, 2000, between the Issuer and the Partnership (the "Existing Registration Rights Agreement"), and assigns the rights of the Partnership under the New Registration Rights Agreement, described below, to certain limited partners of the Partnership. The Partnership Amendment is filed herewith as Exhibit 99.10.

         In addition to the registration rights provided pursuant to the Existing Registration Rights Agreement, on December 28, 2001, in connection with the transactions that were consummated on that date, the Issuer, the GSC Investors and the Partnership entered into a Registration Rights Agreement (the "New Registration Rights Agreement"), providing the GSC Investors with one demand registration right and piggyback registration rights, and the Partnership and its successors with piggyback registration rights. The New Registration Rights Agreement is filed herewith as Exhibit 99.11.

         The Director Designation Agreement, under which the parties agreed that as long as the Partnership or its successors have the right to nominate two directors, they will be Mr. Angelson and Mr. Eckert, and at such time as the Partnership has the right to nominate only one director, the director will be Mr. Eckert. The Director Designation Agreement is filed herewith as Exhibit 99.12.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is amended by adding the following at the end thereof:

Exhibit 99.8. Consent and Amendment to the Limited Partnership Agreement, dated as of November 14, 2001.

                               Page 11 of 13 Pages

Exhibit 99.9. Conversion Inducement Agreement, dated December 28, 2001, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.10. Second  Amendment to the  Partnership  Agreement  and  Conversion
               Agreement, dated as of December 28, 2001.

Exhibit 99.11. Registration  Rights  Agreement,  dated as of December  28, 2001, among Moore Corporation Limited, Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P.

Exhibit 99.12. Director  Designation  Agreement,  dated as of December  28, 2001 among Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P. and MIC Investors, Inc.

Exhibit 99.13. Agreement regarding the joint filing of this Amendment.


                               Page 12 of 13 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2002                 CHANCERY LANE/GSC INVESTORS L.P.
                                By MIC INVESTORS, INC., its general partner:

                                By:  /s/ Mark A. Angelson
                                  -------------------------------------
                                    Mark A. Angelson
                                    President


                               MIC INVESTORS, INC.

                               By:  /s/ Mark A. Angelson
                                  ------------------------------------
                                    Mark A. Angelson
                                    President


                               CLGI, INC.

                               By:  /s/ Mark A. Angelson
                                  ------------------------------------
                                    Mark A. Angelson
                                    President


                               MARK A. ANGELSON

                                 /s/ Mark A. Angelson
                               ----------------------------------




                               Page 13 of 13 Pages

                                  EXHIBIT INDEX

         The Exhibit Index of the Original Schedule 13D is amended by adding the following at the end thereof:

Exhibit 99.8. Consent and Amendment to the Limited Partnership Agreement, dated as of November 14, 2001.

Exhibit 99.9. Conversion Inducement Agreement, dated December 28, 2001, between Moore Corporation Limited and Chancery Lane/GSC Investors L.P.

Exhibit 99.10. Second  Amendment to the  Partnership  Agreement  and  Conversion
               Agreement, dated as of December 28, 2001.

Exhibit 99.11. Registration  Rights  Agreement,  dated as of December  28, 2001, among Moore Corporation Limited, Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P., GSCP Offshore Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P.

Exhibit 99.12. Director  Designation  Agreement,  dated as of December  28, 2001 among Chancery Lane/GSC Investors L.P., Greenwich Street Capital Partners II, L.P. and MIC Investors, Inc.

Exhibit 99.13. Agreement regarding the joint filing of this Amendment.